_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 44 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 122    Information distributed to brokers commencing
                    October 11, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  October 11, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                          Page
__________     _____________________________________________         ____

Exhibit 122    Information distributed to brokers commencing
               October 11, 1996.

                           [KCPL logo]

               WHY SHAREHOLDERS SHOULD NOT TENDER
                   SHARES TO WESTERN RESOURCES


                                                     October 1996

CERTAIN FORWARD-LOOKING INFORMATION

     This presentation contains certain forward-looking information. The Private Securities Litigation Reform Act of 1995 provides a new "safe harbor" for forward-looking information to encourage companies to provide prospective information about their companies without fear of litigation so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. KCPL identifies the following important factors which could cause KCPL's actual results to differ materially from any such results which might be projected, forecast, estimated or budgeted by KCPL in forward-looking information. All of such factors are difficult to predict and many of which are beyond the control of KCPL. Accordingly, while KCPL believes that the assumptions underlying the forward-looking information are reasonable for purposes of the development of estimates of revenue enhancements and cost savings, there can be no assurances that such assumptions will approximate actual experience or that all such revenue enhancements and cost savings will be realized or that resulting beliefs as to potential stock values will prove to be correct, and in such event, actual results could differ materially from the predictions herein. These important factors include: (a) future economic conditions in the regional, national and international markets in which KCPL competes; (b) state, federal and foreign regulation and possible additional reductions in regulated electric rates; (c) weather conditions; (d) financial market conditions, including, but not limited to, changes in interest rates; (e) inflation rates; (f) changing competition, including, but not limited to, the deregulation of the United States electric utility industry, and the entry of new competitors; (g) the ability to carry out marketing and sales plans; (h) the ability to achieve generation planning goals and the occurrence of unplanned generation outages; (i) the ability to enter new markets successfully and capitalize on growth opportunities in non-regulated businesses; and (j) adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters.

     The following materials contain certain statements of opinion and belief.

                   WESTERN RESOURCES' PROPOSAL

CONDITIONS TO WESTERN'S EXCHANGE OFFER

-    90% OF KCPL SHARES MUST BE TENDERED

     - If less than 90% is tendered, Western must wait until the 1997 annual KCPL shareholders meeting and attempt to gain the majority of shareholder votes to secure control of KCPL's board .

     - If Western gets above 90% tendered, they can merge without a shareholder vote, pending regulatory approval.

-    WESTERN CAN AMEND THE TERMS OR TERMINATE TRANSACTION ANY
     TIME PRIOR TO CLOSING -- regulatory approvals could take several months possibly delaying closing well into 1998 and delaying the exchange of stock until then.

                CONDITIONS TO WESTERN'S EXCHANGE
                       OFFER -- CONTINUED

- EXCHANGE OFFER MUST RECEIVE POOLING OF INTERESTS TREATMENT; but the exchange offer will permit participants in KCPL's Long Term Incentive Plan to receive cash payments in lieu of securities that are essentially the same as common stock, violating paragraph 47 (b) of opinion 16 of the Accounting Principles Board and thereby prohibiting pooling of interests

WHY KCPL REJECTED THE WESTERN PROPOSAL:

- KCPL believes the Western proposal is based on faulty synergies and savings retention assumptions and therefore is not credible -- see pages 7 through 10

- Significant rate reductions for Western could adversely impact Western's stock price and ability to deliver promised dividends -- see pages 11 and 12

-    Rate disparity between KGE/KPL customers see page 11

-    Western has stated that no layoffs would result from its
     offer but its synergy analysis filed with the KCC indicates
     531 reductions and assumes savings available by January 1,
     1998

- As a result of its acquisition adjustment of KGE, Western must amortize the $801 million acquisition adjustment at the rate of approximately $20 million per year over 40 years

- KCPL believes a KCPL/Western merger would create a company ill-suited for industry's future -- see page 16

-    Concentrated Wolf Creek asset = concentrated business risk
     (KCPL owns 47% of the Wolf Creek nuclear plant, and a combined KCPL/Western entity would own 94% of Wolf Creek.)

                         KCPL believes WR used faulty assumptions

OUR VIEWS ON WESTERN'S SYNERGIES ANALYSIS Western's synergy analysis is set forth in a report filed with the Kansas Corporation Commission dated April 1996 and entitled "Project Royal". KCPL analyzed this report and found that such report used public data regarding KCPL and made certain assumptions regarding KCPL. Based on a more complete understanding of its own business, KCPL formed certain beliefs as to inaccuracies in Western's analysis. Such beliefs are summarized below.


                         Estimated
                        Overstatement
   SAVINGS CATEGORY        ($MM)               Comments

- Procurement Savings     [$150]   - Overstated due to universe
                                     of materials upon which
                                     savings are calculated and
                                     discount rate applied (e.g.,
                                     universe includes generation
                                     and small volume items)
                                   - Forecasts not based on any
                                     transaction-specific data,
                                     but on claimed experience in
                                     prior transactions.
                                   - FERC has criticized similar
                                     projections by Western's
                                     consultant as
                                     "unsubstantiated".
                                   - Difference between Western's
                                     and KCP&L's/UCU's
                                     procurement estimates
                                     accounts for nearly half of
                                     the difference in total cost
                                     savings estimates.

- Labor
  - Irrelevant and        [$110]   - Relied on previous studies
    statistically                    and assumptions unrelated to
    invalid benchmarks               actual KCPL data
  - Salary and benefits   [$27]    - Assumed a 34% benefit rate
    calculations                     for KCP&L (KCP&L rate is (26%).
                                   - Aggressive salary and
                                     benefits escalation of 4.3%
                                     (KCP&L believes 3.5% is the
                                     rate which Deloitte and
                                     Touche generally uses).
  - Implementation of     [$43]    - Assumes implementation of
    synergies                        all synergies on January 1,
                                     1998.
                                   - Projected force reduction
                                     and timing reduction
                                     contradicts "no layoff
                                     statement."

- Customer Information    [$100]   - Ignored actual KCPL MIS
  Systems and Data                   costs and configuration.
  Center Operation
  Costs

- Transaction Costs       [$88]    - Left out of calculation.

TOTAL OVERSTATEMENT       [$518]

                                       KCPL believes WR used faulty assumptions

COMPARISON OF CLAIMED SYNERGIES IN RECENT UTILITY MERGERS
In Descending Order by Estimated Cost Savings as a Percent of Combined Revenues


                              Estimated Cost Savings:                As a Percent of Combined:
                        __________________________________      _________________________________

                         Aggregate      # of     Per Year                               Pre-Tax
                           ($MM)        Years     ($MM)        Revenues       O&M       Income
                        _____________  ______    ________      _________      ____     _________


PSI Resources/          $1,500         10        $150          5.7%           9.3%      34.4%
Cinn. G&E

Wisconsin Energy/       $2,000         10        $200          4.8%           7.9%      27.3%
Northern States Power

KCP&L/                  $1,000         10        $100          4.0%           7.1%      22.6%
WESTERN RESOURCES

Sierra Pacific Res./    $450           10        $45           3.9%           6.2%      22.1%
Wash. Water Power

IES/Interstate/WPL      $700           10        $70           3.5%           5.4%      27.0%

Gulf States/Entergy     $1,700         10        $170          3.0%           5.4%      18.4%

Potomac Electric/       $1,300         10        $130          2.7%           4.8%      17.5%
Baltimore G&E

Southwestern P.S./      $770           10        $77           2.7%           3.9%      21.6%
P.S.Co. of Colorado

Iowa-Illinois G&E/      $400           10        $40           2.6%           3.9%      18.5%
Midwest Resources

Washington Energy/      $370           10        $37           2.3%           3.8%      22.3%
Puget Sound P&L

CIPSCO/Union            $570           10        $57           1.8%           3.4%       9.0%
Electric

Kansas G&E/             $140           5         $28           1.7%           2.6%      18.7%
Kansas P&L

UTILICORP/KCP&L         $600           10        $60           1.6%           2.1%      19.1%


Source:  As disclosed in merger proxies for respective transactions.


                                   KCPL believes WR used faulty assumptions

           KCPL BELIEVES WESTERN'S CLAIM OF RETAINING
                 70% OF SYNERGIES IS UNREALISTIC

- Implicit assumption in KCC filing that Western would be allowed to retain 70% of the synergy savings

-    This is inconsistent with applicable precedent (50%)

     - KCC, in order authorizing KGE merger, required merger savings (above acquisition adjustment, not applicable to Western's proposal to KCPL) to be shared 50/50 between customers and stockholders

     - Missouri Public Service Commission staff is recommending an equal sharing of merger savings in the UEP/CIPSCO merger

                                   KCPL believes WR used faulty assumptions

KCC ECHOES KCPL'S CONCERNS WITH A WESTERN MERGER

The Kansas Corporation Commission (KCC), Western Resources' primary regulatory agency, has echoed KCPL's concerns regarding a merger with Western. In a September 30, 1996 filing with the Federal Energy Regulatory Commission (FERC), the KCC exhibited skepticism about Western's prospects for success.

- THERE HAS BEEN NO SHAREHOLDER APPROVAL OF A WESTERN MERGER --
  "The absence of shareholder approval in this case makes all assertions about this merger speculative."

- THE KCC QUESTIONS WESTERN'S COST SAVINGS ESTIMATES AND
  MERGER BENEFITS -- "The numbers on savings appear to be
  based on [Western synergy consultant's] standard model.
  Whether the results of that model can be implemented in
  practice is unknown...."

- WESTERN NEEDS TO PROVE THE BENEFITS/COST SAVINGS OF JOINT
  DISPATCH, LOAD DIVERSITY AND FUEL PROCUREMENT CAN BE
  ACHIEVED ONLY THROUGH A MERGER WITH KCPL

                                 Potential for significant rate reductions

            WESTERN FACES SIGNIFICANT RATE REDUCTIONS

- Western originally filed for a $8.7 million yearly cash rate reduction.

- In an agreement with the KCC staff, Western committed to a $64.7 million cash rate reduction.

- ON OCTOBER 2, 1996 THE KCC REJECTED THE PROPOSED SETTLEMENT AS UNREASONABLE AND INDICATED THAT A RATE REDUCTION OF BETWEEN $71.5 MILLION AND $97 MILLION COULD BE REASONABLE. The KCC also expressed concern over rate disparity between the Topeka and Wichita areas.

-    KCPL believes these reduction could adversely impact
     Western's stock price and its ability to deliver promised dividends.


The following is not a prediction as to specific future market values           Potential for significant rate reductions
and should be read in conjunction with page 3 hereof.  Specific future market values cannot be predicted with certainty


 WE BELIEVE WESTERN RATE REDUCTIONS WILL RESULT IN LOWER VALUES FOR SHAREHOLDERS


                                          $8.7 MM         $64.7 MM        $84 MM         Incre-
                                         Rate Red/       Reduction/      Reduction/      mental
                                            WR             KCC/WR           KCC         Net Depr
     Rate Case Scenarios:                Proposal*      Stipulation**    Proposal***   Increases
_________________________________        ________       ___________      _________     _________


Pro forma 1998 EPS                       $2.52(1)       $2.44(4)         $2.35(5)

Less:  Synergy adjustment -See page 13                   0.11             0.11
                                                        _____             _____
Adjusted pro forma 1998 EPS                             $2.33             $2.24

Cash flow impact                                        ($48MM)           ($60MM)

Combined dividend payout(2)              84.9%          91.8%             95.5%

Implied WR price at P/E of 11.5(3)       $28.98         $26.80            $25.76

Implied KCPL share value                 $31.00         $29.48            $28.34


(1) As reported in Amendment No. 2 to S-4 dated July 3, 1996 filed by Western with the SEC; EPS based on exchange ratio of 1.01224

(2)  Using $2.14 dividend rate reported in Amendment No. 2 to Western S-4

(3)  Utility industry average as calculated in Merrill Lynch report dated June
     24, 1996

(4)  Represents an $0.08 reduction from Western's estimated 1998 EPS of $2.52.
     In its agreement with the KCC staff, Western committed to $64.7 million in case rate reductions in 1998 and agreed that certain other depreciation adjustments would be considered by the KCC staff in the future. KCPL believes the difference between this $64.7 million stipulated revenue reduction and Western's original regulatory proposal negatively impacts earnings before income taxes by approximately $17 million. When adjusted by an effective tax rate of 40%, the resulting after-tax effect is $10.2 million. This results in a reduction to earnings per share of approximately $0.08, based on 128,136,000 shares outstanding.

(5) On October 2, 1996, the KCC rejected the rate reduction agreement as unreasonable and recommended a rate reduction of between $71.5 million and $97 million. The mid point of this range represents an additional $19 million reduction or $0.09 per share.

*    As filed with the KCC in the WR stand-alone regulatory plan.
** Per Western Resources' stipulation agreement with KCC Utilities Division staff
*** On October 2, 1996, the KCC rejected the rate reduction agreement as unreasonable. The KCC indicated that a settlement calling for a rate reduction of between $71.5 million and $97 million could be reasonable.
     $84 million represents the midpoint in this range.


          WE BELIEVE WESTERN OVERSTATED SYNERGY SAVINGS

Western first year claimed savings            $70,421 (1)

Percentage reduction                          X   1/3 (2)
                                              _______

 Adjustment to Western's synergies             23,474

Tax affect (1-40%)                            X   .60
                                              _______

 After-tax adjustment                         $14,084

Shares outstanding                            128,136 (1)

EPS adjustment for overstated savings          $0.11


     (1)  As reported in Amendment No. 2  to S-4 dated July 3,
          1996 filed by Western with the SEC

     (2) See page 7 for our views on Western's synergies analysis -- we believe Western's synergies could be overstated by as much as approximately 50%.

                       ANALYSIS OF COLLAR
[graph]


Market Value of WR Stock/KCPL Share

     -    Price 9-11-96       $28 5/8

     -    KCPL shareholders would receive a maximum of 1.1 WR shares

     -    Participate in downside if WR stock price falls below $28.18

     -    KCPL shareholders would receive a minimum of 0.933 WR share

     -    Participate in upside only if WR stock price rises above $33.23

                       ANALYSIS OF COLLAR
[graph]


Dividend of WR Stock/KCPL Share

     -    Price 9-11-96       $28 5/8

     -    KCPL shareholders would receive a maximum of 1.1 WR shares

     -    Receive maximum dividends of $2.35 per KCPL share

     -    KCPL shareholders would receive a minimum of 0.933 WR share

     -    Receive minimum dividends of $2.00 per KCPL share

                     KCPL believes Western is an ill-suited merger partner


                               PROFILE OF WESTERN

                                   Western
                                   _______

Geographic               Concentrated in eastern and
Diversification:         central Kansas

Foreign Utility          None
Operations:

IPP Business:            Acquired the Wing Group, with options to
                         buy into overseas projects; no equity in any operating (foreign) power projects.

Energy Marketing:        Modest gas marketing operation
                         established in 1995; applied for FERC
                         electric marketing license.

Customer Centered        Planned pilot program for 32,000
Technology               drive-by meters; passive investment in
                         ADT Ltd.

                   KCPL'S PLANS FOR ENHANCING
                   SHAREHOLDER VALUE - SUMMARY

[chart]

             HISTORICAL GROWTH IN SHAREHOLDER VALUE

                              KCPL      Util Index

             1986          1,335.4        1,317.5
             1987          1,289.8        1,196.6
             1988          1,752.1        1,415.3
             1989          2,100.5        1,788.4
             1990          2,296.2        1,773.2
             1991          3,298.8        2,283.5
             1992          3,377.9        2,486.7
             1993          3,625.6        2,718.2
             1994          3,953.3        2,430.1
             1995          4,732.9        3,109.8


10 Yr.  Avg.     Annual Returns
_______________________________

  KCPL              17.7%
  D&P Index         13.1%

Utility Index represents Duff & Phelps (D&P) Electric Utility Index

EARNINGS GROWTH STRATEGIES

OVERVIEW

The KCPL Board is reviewing all its options to ensure KCPL can:

     -    Successfully compete in a deregulated environment

     - Become a formidable competitor in the evolving energy services industry

     - Provide opportunities for significant earnings growth in three areas:

          -    Core utility business
          -    Marketing of new products and services
          -    Unregulated subsidiaries - KLT Inc.

                             SUMMARY

- KCPL's board continues to recommend that shareholders do not tender shares -- while the board considers its options, KCPL is proceeding with the implementation of its strategic business plan to continue adding share value.

     - Western/KCPL combination would be a company ill-suited for the future -- see page 16.

     -    Purported merger savings are not credible -- see page 7.

     -    Western faces significant rate reductions -- see page 11.

     - Western needs to address their own financial and operational issues -- see pages 11 through 13.

     -    KCPL believes these issues continue to undermine
          Western's ability to deliver their promised dividend or share price -- see pages 11 through 13.

20